August 9, 2010
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director Patrick Gilmore, Accounting Branch Chief Katherine Wray, Staff Attorney Jennifer Fugario, Staff Accountant

Re:	RealPage, Inc. Registration Statement on Form S-l (File No. 333-166397) Form 8-A (File No. 001-34846) Acceleration Request

Requested Date: Requested Time:	August 11, 2010 4:00 P.M. Eastern Daylight Time
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, RealPage, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-166397) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Company hereby requests that the above referenced Form 8-A (File No. 001-34846) also be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff. The Company hereby authorizes Paul R. Tobias of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.
     In connection with the acceleration request, the Company hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We request that we be notified of the effectiveness of the Registration Statement by telephone to Paul R. Tobias, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (512) 338-5401. Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Paul R. Tobias via facsimile at (512) 338-5499 and via mail to Wilson Sonsini Goodrich & Rosati, Professional Corporation, 900 S. Capital of Texas Highway, Las Cimas, 5th Floor, Austin, TX 78746-5546.

Sincerely, REALPAGE, INC.
/s/ Stephen T. Winn
Stephen T. Winn
Chairman of the Board, Chief Executive Officer and Director

cc:	Timothy J. Barker, RealPage, Inc. Margot Lebenberg, RealPage, Inc. William H. Hinman Jr., Simpson Thacher & Bartlett LLP